Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No. 181
South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065

August 11, 2011

Dear Shareholder:

On behalf of the Board of Directors of Kingtone Wirelessinfo Solution Holding Ltd, I invite you to attend our 2011 Annual Meeting of Shareholders (the “Annual Meeting”).  We hope you can join us.  The Annual Meeting will be held at the following address:

At:	Pryor Cashman LLP
7 Times Square
New York, NY 10036

On:	September 9, 2011

Time:	10:00 a.m., Eastern Time

The Notice of Annual Meeting of Shareholders, the Proxy Statement and the proxy card accompany this letter.

At the Annual Meeting, we will report on important activities and accomplishments of our company and review our financial performance and business operations.  You will have an opportunity to ask questions and gain an up-to-date perspective on our company and its activities, and to meet certain of our directors and key executives.

As discussed in the enclosed Proxy Statement, at the Annual Meeting our shareholders will be electing three directors and approving any other business matters properly brought before the Annual Meeting.

We know that many of our shareholders will be unable to attend the Annual Meeting.  We are soliciting proxies so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the shareholders at the Annual Meeting.  Whether or not you plan to attend, please take the time now to read the Proxy Statement and vote via the Internet or by telephone or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting.  You may also revoke your proxy or voter instructions before or at the Annual Meeting.  Regardless of the number of our shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate action.

Thank you for your continuing interest in Kingtone Wirelessinfo Solution Holding Ltd.  We look forward to seeing you at the Annual Meeting.

If you have any questions about the Proxy Statement, please contact us at Kingtone Wirelessinfo Solution Holding Ltd 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065; Attn: Ms. Yao Ti.

Sincerely,

Chairman of the Board

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

to be held on

September 9, 2011

To the Shareholders of Kingtone Wirelessinfo Solution Holding Ltd:

Notice is hereby given that the Annual Meeting of Shareholders (the “Annual Meeting”) of Kingtone Wirelessinfo Solution Holding Ltd, a company incorporated under the laws of the British Virgin Islands, will be held on Friday, September 9, 2011, at 10:00 a.m., Eastern Time, at the offices of Pryor Cashman LLP, 7 Times Square, New York, NY, 10036 for the following purposes:

1.	To elect three (3) directors; and

2.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only shareholders of record at the close of business on August 1, 2011 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.  The date on which this Proxy Statement and accompanying form of proxy card will first be mailed or given to the holders of record and beneficial owners of our ordinary shares is on or about August 9, 2011.

A Proxy Statement describing the matters to be considered at the Annual Meeting is attached to this Notice.

It is important that your shares are represented at the Annual Meeting.  We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Annual Meeting in person, please vote your shares promptly by casting your vote via the Internet or by telephone, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or voter instructions card in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States.  You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Annual Meeting, or by voting in person at the Annual Meeting.

If you plan to attend the meeting, please notify us of your intentions.  This will assist us with meeting preparations.  If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the enclosed proxy materials and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it.  This will enable you to gain admission to the Annual Meeting and vote in person.

By Order of the Board of Directors,

Chairman of the Board
August 11, 2011

Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No. 181
South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Kingtone Wirelessinfo Solution Holding Ltd, a company incorporated under the laws of the British Virgin Islands (the “Company”, “we” or “us”), for our 2011 Annual Meeting of Shareholders (the “Annual Meeting”).  The Annual Meeting will be held on Friday, September 9, 2011, at 10:00 a.m., Eastern Time, at the offices of Pryor Cashman LLP, 7 Times Square, New York, NY, 10036.

The date on which the Proxy Statement and proxy cards are intended to be sent or made available to shareholders is on or about August 9, 2011.

The purpose of the Annual Meeting is to elect three directors to our Board of Directors.  We will also transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Who May Vote

Only shareholders of record of our ordinary shares, par value $.001 per share (“ordinary shares”), as of the close of business on August 1, 2011 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Annual Meeting, during office hours, at our executive offices located at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065, by contacting Ms. Yao Ti at (86) 29-88266368.

The presence at the Annual Meeting of a majority of our outstanding ordinary shares as of the Record Date, in person or by proxy, is required for a quorum.  Our ordinary shares underlying American Depositary Shares (“ADSs”) are included for purposes of this determination. As of the Record Date, we had issued and outstanding 14,050,000 ordinary shares, of which 7,143,750 were represented by ADSs.

You may vote in person at the Annual Meeting or vote by proxy as described herein.  If your shares are held through a broker, trust, bank, or other nominee, please refer to the proxy materials and any other information forwarded to you by such holder of record to obtain a valid proxy from it.  You will need to bring this legal proxy with you to the Annual Meeting in order to vote in person.

Should you submit a proxy or voter instructions, even though you abstain as to one or more proposals, or you are not present in person at the Annual Meeting, your shares shall be counted for the purpose of determining if a quorum is present. Broker “non-votes” are not included for the purposes of determining whether a quorum of shares is present at the Annual Meeting.  A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Each holder of our ordinary shares on the Record Date, or holder of ADSs, is entitled to one vote for each ordinary share then held on all matters to be voted at the Annual Meeting.  No other class of voting securities was then outstanding.  The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote for the election of directors is required.  In counting the votes cast, only those cast “for” and “against” a matter are included.

Shares which abstain or which are withheld from voting as to a particular matter and “broker non-votes” will not be counted as votes in favor of such matter, and will also not be counted as shares voting on such matter. Accordingly, abstentions, withheld votes, and “broker non-votes” will have no effect on the voting on matters that require the affirmative vote of a plurality or a majority of the votes cast or the shares voting on the matter.

Shareholders have no cumulative voting rights or dissenter’s or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Voting by Holders of Ordinary Shares and American Depositary Shares

You may vote by proxy over the Internet or by telephone by following the instructions provided in the proxy materials mailed to you or your household.  You can also vote by mail by completing, dating and signing the proxy or voter instructions card contained in the proxy materials mailed to you and mailing it in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States.  You may submit your vote over the Internet until 11:59 a.m., Eastern Time, on September 8, 2011.  If you vote by mail, please be aware that we can recognize your vote only if we receive it by the close of business on the day before the Annual Meeting.

When proxies are properly delivered as described above by holders of ordinary shares, the ordinary shares they represent will be voted at the Annual Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual Meeting.

Revoking Your Proxy

Even if you submit a proxy or voter instructions, you may revoke your proxy and change your vote. You may revoke your proxy or voter instructions by submitting a new proxy or voter instructions over the Internet or by telephone by using the procedures described in the proxy materials.  You may also revoke your proxy by mail by requesting a copy be mailed to you, executing a subsequently-dated proxy or voter instructions card, and mailing it in the pre-addressed envelope, which requires no additional postage if mailed in the United States.  You may also revoke your proxy by your attendance and voting in person at the Annual Meeting.  Mere attendance at the meeting will not revoke a proxy or voter instructions.  We will vote the shares in accordance with the directions given in the last proxy or voter instructions submitted in a timely manner before the Annual Meeting.  You may revoke your vote over the Internet until 11:59 a.m., Eastern Time, on September 8, 2011.  If you revoke your vote by mail, please be aware that we can recognize the revoked vote only if we receive it by close of business of the day before the Annual Meeting.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous meeting.

You are requested, regardless of the number of shares you own or your intention to attend the Annual Meeting, to vote your shares as described above.

Solicitation of Proxies

We will pay the expenses of solicitation of proxies for the Annual Meeting.  We may solicit proxies by mail, and our officers and employees may solicit proxies personally or by telephone and will receive no extra compensation from such activities.  We will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Delivery of Proxy Materials to Households

Only one copy of this Proxy Statement and accompanying proxy materials will be delivered to an address where two or more shareholders reside with the same last name or whom otherwise reasonably appear to be members of the same family based on the shareholders’ prior express or implied consent.

We will deliver promptly upon written or oral request a separate copy of the Annual Report on Form 20-F, this Proxy Statement and/or the accompanying proxy materials upon such request.  If you share an address with at least one other shareholder, currently receive one copy of our annual report, proxy statement and accompanying proxy materials at your residence, and would like to receive a separate copy of our annual report, proxy statement and/or accompanying proxy materials for future shareholder meetings of our company, please follow the instructions for requesting materials indicated in the proxy materials sent to your residence and specify this preference in your request.

If you share an address with at least one other shareholder and currently receive multiple copies of our annual reports, proxy statements or accompanying proxy materials, and you would like to receive a single copy of annual reports, proxy statements or accompanying proxy materials, please follow the instructions for requesting materials indicated on the proxy materials sent to you and specify this preference in your request.

Interest of Officers and Directors in Matters to Be Acted Upon

Other than the director nominees who are up for election at the Annual Meeting, none of our officers or directors has any interest in any of the matters to be acted upon at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as to the beneficial ownership of our ordinary shares as of August 1, 2011, the Record Date, by the persons listed. Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if that such person has the right to acquire within 60 days after the Record Date. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after the Record Date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 14,050,000 ordinary shares outstanding on August 1, 2011.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Chairman	6,726,764	(1)	47.9%
Li Wu	Chief Financial Officer, Director	106,761	(2)	*
Peng Zhang	Chief Executive Officer	35,003	(3)	*
Xianying Chen	Deputy Director of the Innovation Committee	35,003	(4)	*
Hai Zhang	Vice President, Research and Development	0		*
Lili Dong	Independent Director	6,667	(5)	*
All directors and executive officers as a group (6 persons)		6,910,198		49.4%
5% Shareholders
SCGC Capital Holding Company Limited	n/a	1,060,714	(6)	7.5%
Xuetao Chen	n/a	883,982	(7)	6.3%

*	Less than 1%.

(1)
Represents (i) 688,648 ADSs owned by Mr. Li and (ii) 6,038,116 ordinary shares held of record by First Choice Investment Ltd, a company organized under the laws of Somoa, which are beneficially owned by Mr. Li.

(2)
Represents (i) 43,754 ordinary shares held of record by Ms. Wu and (ii) 63,007 ordinary shares held of record by Xtra Heights Management Ltd (“Xtra”), a company organized under the laws of the British Virgin Islands, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li.

(3)
Represents (i) 8,750 ordinary shares held of record by Mr. Zhang, and (ii) 26,253 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

(4)	Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Chen pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Chen, Xtra and Sha Li.

(5)	Represents options to purchase 6,667 ordinary shares exercisable within 60 days. Excludes options to purchase 3,333 ordinary shares not exercisable within 60 days.

(6)
Represents ADSs owned by SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), which is owned by Shenzhen Capital (Hong Kong) Company Limited. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Xi’an Kingtone Information Co., Ltd. (“Kingtone Information”) and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.

(7)
Represents ADSs owned by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the owner of an aggregate of 1,060,714 ADSs, of which the remaining ADSs are beneficially owned by shareholders of Kingtone Information other than Mr. Chen.

PROPOSAL 1

ELECTION OF DIRECTORS

General

Our Memorandum of Association and Articles of Association provide that our Board of Directors shall be comprised of not less than one (1) director nor more than twenty (20) directors, and directors are elected by resolution of our shareholders and hold office until the expiration of their term fixed by such resolution. The Board of Directors is currently comprised of three (3) directors and two (2) vacancies and will be comprised of three (3) directors and (2) vacancies effective immediately following the election if all the nominees are elected.

The Board of Directors has nominated for election three (3) persons as directors to serve until the next annual meeting of shareholders or until their successors are elected and duly qualified. Each nominee currently serves as one of our directors. All of the nominees have consented to serve as directors. If a nominee should not be available for election as contemplated, the proxy holders will vote for a substitute designated by the current Board of Directors. We are not aware of any nominee who will be unable or who will decline to serve as a director.

Vacancies Created by Recent Resignations of Mr. James Fong and Ms. Yiru Shi

Mr. James Fong and Ms. Yiru Shi resigned from our Board of Directors effective June 24, 2011 and July 11, 2011, respectively, to pursue other professional endeavors.  We are currently in the process of identifying and interviewing independent director candidates to fill the vacancies created by these resignations.  However, due to the proximity of their resignations to the date of the Annual Meeting, we were not able to identify, interview and nominate new candidates in time to be elected at the Annual Meeting, which must be held prior to September 30, 2011, the end of our 2011 fiscal year, pursuant to Nasdaq listing rules.

As soon as practicable following the Annual Meeting, our Board of Directors intends to appoint two (2) new independent directors to our Board of Directors to fill the vacancies created by the recent resignations. Such new independent directors will be up for election by our shareholders at our next annual meeting of shareholders.

Directors Nominees

Directors	Position/Title	Age

Tao Li	Chairman of the Board of Directors	46

Li Wu	Director, Chief Financial Officer	49

Lili Dong	Independent Director	51
	Chairman of the Compensation Committee
	Audit Committee Member
	Nominating Committee Member

For information as to our ordinary shares beneficially owned by each nominee, see the section “Securities Ownership of Certain Beneficial Owners and Management.”

The following are biographical summaries for our nominees for election as directors:

       Tao Li has served as our chairman of the board of directors since December 2009. Since December 26, 2007, Mr. Li has served as the chairman of the board of directors, Chief Executive Officer and President of China Green Agriculture, Inc. (NYSE: CGA), a producer of humic acid based fertilizer products. Currently, Mr. Li devotes approximately 70% of his professional time to China Green Agriculture, Inc. Mr. Li has served as the President and CEO of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., a wholly-owned subsidiary of China Green Agriculture, Inc., since 2000. Mr. Li established Xi’an TechTeam Industry (Group) Co., Ltd. in 1996 and established TechTeam in 2000. He graduated from Northwest Polytechnic University and obtained his Master’s degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank Loan Office of China Education Commission, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including as a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi’an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi’an Municipal Youth Entrepreneurs Association.

Li Wu has served as a director of our company since December 2009 and as Chief Financial Officer since May 2011.  Ms. Wu previously served as our Chief Financial Officer from December 2009 to April 2010. Since 2004, Ms. Wu was the finance director of Kingtone Information, our contractually-controlled PRC operating company. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metalforming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990. She is a Certified Public Accountant in PRC.

Dr. Lili Dong has served as an independent director of our company since March 2010. Dr. Dong has over 20 years experience in the computing distributed system, computer network application and data mining research. She has been a professor of Xin’an Construction Science & Technology University since December 2007. Dr. Dong has led several important research projects, including Distributed Object Computing Models and Multimedia Digital Watermarking Application projects funded by Shanxi Province Fund, Peer to Peer Network Communication Technology project funded by Xi’an Science & Technology Bureau.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE
FOR PROPOSAL ABOVE

THE BOARD AND BOARD MATTERS

Meetings of our Board of Directors

During the year ended September 30, 2010, our Board of Directors met or passed resolutions by written consent an aggregate of nine (9) times.  As of the date hereof, during the fiscal year ending September 30, 2011, our Board of Directors met or passed resolutions by written consent seven (7) times.  Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Director Independence

Our board of directors currently consists of three members, one of whom has been determined by us to be an independent director within the meaning of the independent director guidelines of the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”). As soon as practicable following the Annual Meeting, our Board of Directors will appoint two (2) additional independent directors to fill the vacancies created by the resignations of Mr. James Fong and Ms. Yiru Shi.

Committees of Our Board of Directors

Our Board of Directors established an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Following the resignations of Mr. Fong and Ms. Shi, our audit committee consists of only Lili Dong, with Ms. Shi formerly serving as audit committee chairman.  Our Board of Directors has determined that Dr. Dong meets the definition of  an “independent director” under the applicable Nasdaq Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As soon as practicable following the Annual Meeting, our Board of Directors will appoint two (2) new independent directors to serve on the audit committee, including a new chairman of the audit committee having accounting and financial management expertise.

Our audit committee is responsible for, among other things:

•
the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	an annual performance evaluation of the audit committee;

•
establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•
ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing and approving all proposed related party transactions;

•	reviewing our policies with respect to risk assessment and risk management;

•	meeting separately and periodically with management and our independent auditor; and

•	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Following the resignations of Ms. Shi and Mr. Fong, our compensation committee consists only of Lili Dong, whom serves as the chairman. Our board of directors has determined that Dr. Dong meets the definition of an “independent director” under the applicable requirements of the Nasdaq Rules. As soon as practicable following the Annual Meeting, our Board of Directors will appoint two (2) new independent directors to serve on the compensation committee, with Dr. Dong remaining as the chairman.

Our compensation committee is responsible for, among other things:

•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and

•	providing annual performance evaluations of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Following the resignations of Ms. Shi and Mr. Fong, our compensation committee consists only of Lili Dong. Our board of directors has determined that Dr. Dong meets the definition of an “independent director” under the applicable requirements of the Nasdaq Rules. As soon as practicable following the Annual Meeting, our Board of Directors will appoint two (2) new independent directors to serve on the compensation committee, including a new chairman.

Our nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;

•	reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•
selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•
advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Nasdaq Staff Deficiency Letters

Following the resignation of Mr. James Fong, we received a Nasdaq Staff Deficiency Letter dated July 5, 2011 informing us that we fail to comply with the majority board independence and audit committee composition requirements for continued listing set forth in Nasdaq Listing Rules 5605(b)(1) and 5605(c)(2), which require that each listed company maintain a board of directors comprised of a majority of independent directors and an audit committee consisting of at least three independent directors, respectively.  Following the resignation of Ms. Yiru Shi, we received as second Nasdaq Staff Deficiency Letter dated July 13, 2011 informing us that we fail to comply with the same listing requirements as described above.  In the second deficiency letter, Nasdaq provided us 45 calendar days to submit a plan to regain compliance. We submitted to Nasdaq our plan of compliance on August 1, 2011.  If the plan is accepted, we can be granted an extension of up to 180 calendar days from the date of the deficiency letter to evidence compliance.

Code of Business Conduct and Ethics

Our board of directors adopted a code of business conduct and ethics applicable to our directors, officers and employees, which is available on our website at www.kingtoneinfo.com.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing cheques, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum of association and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum of association and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or a brief employment history.

Name	Age	Position
Peng Zhang	44	Chief Executive Officer
Li Wu	49	Chief Financial Officer and Director
Hai Zhang	33	Vice President, Research and Development
Xianying Chen	37	Deputy Director of the Innovation Committee

Please refer to the section entitled “Election of Directors” for details regarding Li Wu.

Peng Zhang has served as our Chief Executive Officer since December 2009. Mr. Zhang has served as the president and chief executive officer of Kingtone Information, our contractually-controlled PRC operating company, since March 2009. Mr. Zhang joined Kingtone Information in August 2001 as an engineer and subsequently worked as the manager of the automation department, deputy manager and manager of the management and control department, and the vice president. Prior to joining Kingtone Information, Mr. Zhang was the deputy general manager of Lanzhou Hualong Gardening Co., Ltd. from January 2000 to July 2001. Prior to that, Mr. Zhang worked as a technician, assistant engineer, engineer and deputy department head at the material supply department of Yumen Petroleum Administration Bureau of China National Petroleum Corporation (“CNPC”) from 1988 to 1999. Mr. Zhang graduated from Chongqing Petroleum Technical School with an Associate degree in mining mechanics in 1988. He continued his education at the Open College of the Communist Party of China (“CPC”) University, Gansu Campus and graduated in 2000 with a Bachelor’s degree in Business Administration.

Pengguo Xi has served as our vice president of research and development of since December 2009 till April 2011. In this position, Mr. Xi oversaw the development efforts of our core middleware platform, CIT-converged applications and hardware products. Mr. Xi had served as a senior programmer at Kingtone Information since 2003. Since then, he served as the manager of platform technology department of the R&D center, deputy manager of the R&D center, general manager of the project implementation department, and had been serving the vice president and general manager of the R&D center since December 2008. Prior to joining Kingtone Information, Mr. Xi worked at Shaanxi Shengfang Science & Technology Co., Ltd, Xi’an Innovation Software Company, Beijing NTT DATA Integration Co., Ltd, and Beijing Dashou Co., Ltd.  Mr. Xi graduated from Xi’an Electronic Technology University and obtained his Master’s degree in computer science in 2003 and his Bachelor’s degree in computer information management in 2000.

Hai Zhang has served as our vice president of research and development since April 2011. In this position, Mr. Zhang oversees the development efforts of our core middleware platform, CIT-converged applications and development of our vertical industry applications. Mr. Zhang has more than ten years experience in software development. Prior to joining our company, Mr. Zhang has served as a senior manager of Shanghai Hong Guan Technology limited company from 2007 to 2010 and served as the manager of the development department in Beijing Xin An Jie Tong Technology Limited Company from 2005 to 2007. Mr. Zhang graduated from Xidian University and obtained his Bachelor’s degree in computer science in 2000.

Xianying Chen has served as the Deputy Director of our Innovation Committee since April 2011. In this position, Mr. Chen is responsible for collecting and evaluating the innovation of products and technology to maintain the sustainable development of the company. Mr. Chen has served as a software system analyst for Kingtone Information since 2001. He subsequently served as manager of our software development department, senior project manager of our industrial control department, general manager of our R&D center and general manager of our product planning center. Beginning in 2008, Mr. Chen served as the general manager of our project implementation department, and then he served as our vice president of application development from December 2009 to April 2011 to oversee the development efforts of our vertical industry applications. Prior to joining Kingtone Information, Mr. Chen was an assistant engineer at Shaanxi Electric Power Design Institute from 1997 to 2001. Mr. Chen graduated from Shanghai Jiaotong University and obtained his Master’s degree in computer science in 2000 and his Bachelor’s degree in electric system and automation in 1997.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2010, we paid an aggregate of approximately RMB503,000 (approximately $76,000) in cash compensation to our executive officers. For the fiscal year ended September 30, 2010, we paid an aggregate of approximately $126,000 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

In the year ending September 30, 2010, we made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers:

Name	Type of Equity Award	Number of Ordinary Shares		Exercise Price	Grant Date	Expiration Date
Ying Yang(1)	Restricted Shares	100,000	(2)	n/a	May 14, 2010	n/a
Ying Yang(1)	Options	150,000	(3)	$4.00	May 14, 2010	May 14, 2020
Lili Dong	Options	10,000	(4)	$4.00	May 14, 2010	May 14, 2020
Yiru Shi	Options	10,000	(4)	$4.00	May 14, 2010	May 14, 2020
James Fong	Options	10,000	(4)	$4.00	May 14, 2010	May 14, 2020

(1)	Ms. Yang served as our Chief Financial Officer until her resignation effective May 31, 2011.

(2)
The restricted shares vest according to the following vesting schedule:  (i) 50,000 shares vested on April 23, 2011 and (ii) 50,000 shares were due to vest on April 23, 2012.  Due to Ms. Yang’s resignation effective May 31, 2011, 50,000 shares failed to vest and were forfeited.

(3)
The options vest according to the following vesting schedule:  (i) 50,000 shares vested on the grant date, (ii) 50,000 shares vested on April 23, 2011 and (ii) 50,000 shares were due to vest on April 23, 2012.  Due to Ms. Yang’s resignation effective May 31, 2011, options to purchase 50,000 shares failed to vest and were forfeited.

(4)
The options vest according to the following vesting schedule:  (i) 3,334 shares vested on the grant date, (ii) 3,333 shares vested on May 14, 2011 and (ii) 3,333 shares vest of May 14, 2012.  In the case of Mr. Fong and Ms. Shi, options to purchase 3,333 shares failed to vest due to their resignations effective June 24, 2011 and July 11, 2011, respectively.

Except as set forth herein, we have not made any other awards under our 2010 Omnibus Incentive Plan or any other equity grants to our executive officers or directors.

Employment Agreements

Each of our executive officers has entered into an employment agreement with Xi’an Softech Co., Ltd., our wholly-owned PRC subsidiary (“Softech”). Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 60-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes.

2010 Omnibus Incentive Plan

A description of the provisions of our 2010 Omnibus Incentive Plan (the “Incentive Plan”) is set forth below. This summary is qualified in its entirety by the detailed provisions of the Incentive Plan, which was included as an exhibit to our initial registration statement on Form F-1 filed on April 13, 2010.

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. At August 1, 2011, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

Administration

The Incentive Plan is administered by our board of directors, or at the discretion of the board, by our compensation committee. Our board of directors has delegated authority to our compensation committee to administer the Incentive Plan. Subject to the terms of the Incentive Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the Incentive Plan.

The ordinary shares issued or to be issued under the Incentive Plan consist of authorized but unissued shares. If any ordinary shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any ordinary shares, then the number of ordinary shares counted against the aggregate number of ordinary shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the Incentive Plan.

Eligibility

Awards may be made under the Incentive Plan to our employees, officers, directors, consultants or advisers or to any of our affiliates, and to any other individual whose participation in the Incentive Plan is determined to be in our best interests by our board of directors.

Amendment or Termination of the Plan

Our board of directors may terminate or amend the Incentive Plan at any time and for any reason. No amendment, however, may adversely impair the rights of grantees with respect to outstanding awards. The Incentive Plan has a term of ten years. Amendments will be submitted for shareholder approval to the extent required by applicable stock exchange listing requirements or other applicable laws.

Options

The Incentive Plan permits the granting of options to purchase ordinary shares intended to qualify as incentive share options under the Internal Revenue Code and share options that do not qualify as incentive share options, or non-qualified share options.

The exercise price of each share option may not be less than 100% of the fair market value of our ADSs representing ordinary shares on the date of grant. In the case of certain 10% shareholders who receive incentive share options, the exercise price may not be less than 110% of the fair market value of our ADSs representing ordinary shares on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s share option from his or her former employer.

       The term of each share option is fixed by the compensation committee and may not exceed ten years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

Options may be made exercisable in installments. The award agreement provides the vesting of the options. Exercisability of options may be accelerated by the compensation committee.

In general, an optionee may pay the exercise price of an option by (1) cash or check (in U.S. dollars or Renminbi or other local currency as approved by the compensation committee), (2) ordinary shares held for such period of time as may be required by the compensation committee, (3) delivery of a notice of a market order with a broker with respect to ordinary shares then issuable upon exercise of an option, and that the broker has been directed to pay us a sufficient portion of net proceeds of the sale in satisfaction of the exercise price, provided that payment of such proceeds is then made to us upon settlement of such sale, (4) other property acceptable to the compensation committee with a fair market value equal to the exercise price, (5) cashless exercise or (6) any combination of the foregoing.

Share options granted under the Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns or pursuant to a domestic relations order in settlement of marital property rights.

Other Awards

The compensation committee may also award under the Incentive Plan:

•	ordinary shares subject to restrictions;

•
deferred ordinary shares, credited as deferred ordinary share units, but ultimately payable in the form of unrestricted ordinary shares in accordance with the terms of the grant or with the participant’s deferral election;

•	ordinary share units subject to restrictions;

•
unrestricted ordinary shares, which are ordinary shares issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2010 Omnibus Incentive Plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of ordinary shares; or

•
a right to receive a number of ordinary shares or, in the discretion of the compensation committee, an amount in cash or a combination of ordinary shares and cash, based on the increase in the fair market value of the ADSs representing ordinary shares underlying the right during a stated period specified by the compensation committee.

Effect of Certain Corporate Transactions

Certain change of control transactions involving us may cause awards granted under the Incentive Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the corporate transaction.

Unless otherwise provided in the appropriate option agreement on the date of grant or provided by our board of directors thereafter with the consent of the grantee, options granted under the Incentive Plan become exercisable in full following (1) a dissolution of our company or a merger, consolidation or reorganization of our company with one or more other entities in which we are not the surviving entity, (2) a sale of substantially all of our assets to another person or entity, or (3) any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity owning 50% or more of the combined voting power of all classes of our shares.

Adjustments for Dividends and Similar Events

The compensation committee will make appropriate adjustments in outstanding awards and the number of ordinary shares available for issuance under the Incentive Plan, including the individual limitations on awards, to reflect ordinary share dividends, stock splits and other similar events.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Annual Meeting other than the election of three (3) directors. Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

ANNUAL REPORT ON FORM 20-F

We are providing without charge to each person solicited by this Proxy Statement a copy or Annual Report on Form 20-F for the fiscal year ended September 30, 2010, including our financial statements but excluding the exhibits to Form 20-F.  The Form 20-F includes a list of exhibits that were filed with it, and we furnish a copy of any such exhibit to any person who requests without charge.  Requests for copies of such exhibits should be directed to Kingtone Wirelessinfo Solution Holding Ltd, 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 71006, Attn: Ms. Yao Ti.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

August 11, 2011	By Order of the Board of Directors

Tao Li
Chairman of the Board